Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Three Months Ended March 31, 2015	Year ended December 31,
		2014	2013	2012	2011		2010
Earnings:
Income (loss) before income taxes	$(21,118)	$(353,136)	$(95,186)	$(84,202)	$(31,758)		$(262,205)
Plus: fixed charges	12,079	47,829	51,187	52,403	49,351		37,179

Earnings available for fixed charges	$(9,039)	$(305,307)	$(43,999)	$(31,799)	$17,593		$(225,026)

Fixed Charges:
Interest expense	$12,079	$47,829	$51,187	$52,403	$49,351		$37,179

Total fixed charges	$12,079	$47,829	$51,187	$52,403	$49,351		$37,179

Ratio of Earnings to Fixed Charges	(a )	(b )	(c )	(d )	(e	)	(f )

(a)	Earnings for the three months ended March 31, 2015 were inadequate to cover fixed charges. The coverage deficiency was $21.1 million.
(b)	Earnings for the year ended December 31, 2014 were inadequate to cover fixed charges. The coverage deficiency was $353.1 million.
(c)	Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was $95.2 million.
(d)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $84.2 million.
(e)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $31.8 million.
(e)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $262.2 million.